April 12, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation, we hereby submit to the Securities and Exchange Commission Amendment No. 3 to the Registration Statement (the “Amendment”) that, as discussed with Mr. Gause, is being filed solely to include the identities of the underwriters. To facilitate your review, we are submitting herewith a marked version of the Amendment reflecting all changes.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tarik Gause
Terence R. Rogers, Chief Financial Officer

Cristopher Greer, Esq.